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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                          CONCORD MILESTONE PLUS, L.P.
                            (Name of Subject Company)

                          CONCORD MILESTONE PLUS, L.P.
                       (Names of Persons Filing Statement)

   UNITS CONSISTING OF ONE CLASS A INTEREST (WHICH REPRESENTS AN ASSIGNMENT OF
   ONE CLASS A LIMITED PARTNERSHIP INTEREST HELD BY CMP BENEFICIAL CORP.) AND
       ONE CLASS B INTEREST (WHICH REPRESENTS AN ASSIGNMENT OF ONE CLASS B
           LIMITED PARTNERSHIP INTEREST HELD BY CMP BENEFICIAL CORP.)
                         (Title of Class of Securities)

                                      None
                      (CUSIP Number of Class of Securities)

                                 JOSEPH P. OTTO
                        C/O CONCORD MILESTONE PLUS, L.P.
                       200 CONGRESS PARK DRIVE, SUITE 103
                           DELRAY BEACH, FLORIDA 33445
                                  (561)394-9260
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of
                          the persons filing statement)

[ ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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     This Amendment No. 2 amends the Schedule 14D-9 filed by Concord Milestone
Plus, L.P. (the "Partnership") on May 10, 2005, as amended by the Amendment No.
1 to the Schedule 14D-9 filed on May 19, 2005, in response to the offer by
Sutter Opportunity Fund 3, LLC, Sutter Opportunity Fund 3 (TE), LLC, SCM-CMP
Acquisition Fund, LLC, MacKenzie Patterson Fuller, Inc., Robert E. Dixon and
C.E. Patterson (the "Purchasers") in the Tender Offer Statement on Schedule TO
(the "Tender Offer") filed on April 27, 2005 to purchase any and/or all of the outstanding Equity Units, each of which consists of one Class A Interest and one
Class B Interest, for a purchase price of $2.50 per Equity Unit.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     Item 4(b) is hereby amended to read in its entirety as follows:

     (b)  Reasons.

     The Partnership and the General Partner are indifferent as to whether the holders of the Class A Interests and Class B Interests accept or reject the
Tender Offer. Based on available information, for the following reasons neither the Partnership nor the General Partner is in a position to recommend that the holders of the Class A and Class B Interests accept or reject the Tender Offer:

     o    Even though the Partnership and the General Partner believe that the
          $2.50 per Equity Unit price being offered by the Purchasers is lower than the amount that the holders of the Class A and Class B Interests would receive upon a sale of all of the Partnership's assets and a liquidation of the Partnership, such price is above the range of prices that Equity Units have traded for during the past 12 months and there is no assurance how much money the holder of an Equity Unit will realize in the future from the sale, financing or operation of the
          Partnership's assets, or when any such amounts would be realized and distributed by the Partnership. Thus, an interest holder seeking to sell its Class A and Class B Interests soon might find it more desirable to sell to the Purchasers pursuant to the Tender Offer than to sell such interests through other means.

     o    Although for the reasons discussed below the Partnership and the
          General Partner do not agree with the methodology used by the
          Purchasers to determine the net asset value per Equity Unit, they do not have reliable information available to determine such value.
          Neither the General Partner nor the Partnership has any current appraisals of the Partnership's assets and the General Partner has no intention of using Partnership funds to obtain appraisals or other expert opinions as to the current valuation of the Partnership's assets.

     o    The Partnership has no prior relationship with or knowledge of the
          Purchasers and, therefore, it has no basis on which to assess whether the Purchasers would, if they do ultimately acquire a substantial percentage of the outstanding Class A Interests and Class B Interests, exercise their voting rights in a manner which will be beneficial or harmful to the Partnership.

     In making a decision whether to sell to the Purchasers, interest holders should consider the

information set forth below.

     The Purchasers are offering $2.50 for each Equity Unit. The Purchasers have disclosed to the holders of interests in the Partnership that the Purchasers have estimated the per-unit net asset value, or liquidation value, of the
Partnership to be $4.18 per Equity Unit based on various assumptions made by the
Purchasers as to the value of the Partnership's assets. Neither the General
Partner nor the Partnership has any current appraisals of the Partnership's assets and the General Partner has no intention of using Partnership funds to obtain appraisals or other expert opinions as to the current valuation of the
Partnership's assets. The General Partner has examined the methodology employed by the Purchaser in its determination of net asset value of each Equity Unit.
The General Partner believes such methodology to be deficient inasmuch as non-property related operating expenses of the Partnership were used to arrive at the value of the properties. Such non-property operating expenses amounted to
$194,531 for the year ended December 31, 2004. The General Partner renders no opinion as to the other assumptions employed by the Purchasers. The actual per-unit net asset value of the Partnership at any time depends on a number of factors, including what a third party would actually be willing to pay for the
Partnership's assets at such time, and what costs would be incurred by the
Partnership in connection with any such sale. The General Partner and the
Partnership agree with the Purchasers' conclusion that the current net asset value per Equity Unit exceeds the $2.50 currently being offered by the
Purchasers for the Equity Units.

     In the Tender Offer, the Purchasers stated that the Equity Units traded at
$1.15 per Equity Unit during January and February 2005. The General Partner and the Partnership note that there have been 12 trades involving 9,190 Equity Units since December 31, 2004, ranging between $0.75 per Equity Unit and $1.65 per
Equity Unity.

     On March 29, 2005, the Partnership received an unsolicited letter from a third party expressing such party's interest in purchasing the Green Valley
Property. The Partnership has engaged only in preliminary discussions with such party and it is too early to predict whether such discussions will result in a transaction with such party and what the terms of any such transaction would be.
Such discussions have included clarifying to the third party that the size of the Green Valley Property is less than what such party originally assumed in its original letter. If the Green Valley Property were to be sold for a price at or near the amount mentioned in such party's letter, the Partnership believes that the net asset value of the Partnership would be substantially in excess of $4.18 per Equity Unit. However, there is no assurance that any such discussions would result in a contract for sale, or that a sale of the Green Valley Property would be consummated or how much the Partnership would actually realize in the event that the Green Valley Property is sold.

     There is no assurance how much money on a per Equity Unit basis the
Partnership would realize in the future from the sale, financing or operation of the Partnership's assets, or when any such amounts would be realized and distributed to the holders of interests in the Partnership. Accordingly, some interest holders may find it attractive to sell their Equity Units to the
Purchasers at the offered price and obtain immediate liquidity, while others may prefer to continue to hold their interests in the Partnership in the hopes of realizing a greater return at some indefinite time in the future.

                                       2

     The General Partner has resolved to make a cash distribution equal to
$0.0326 per Class A Interest to be paid on or about May 31, 2005. Pursuant to the terms of the Tender Offer, the $2.50 per Equity Unit offered by the
Purchasers will be reduced by the amount of such distribution.

     If any person or group controlled a majority of the outstanding Class A
Interests and a majority of the outstanding Class B Interests (interests owned by the General Partner and certain affiliates of the General Partner who are not individuals are not deemed outstanding for this purpose), such person or group would be able to direct the vote of a majority in interest of the Limited
Partners of the Partnership. Under Section 11.2 of the Partnership Agreement, a
majority in interest of the Limited Partners may do any of the following without the concurrence of the General Partner:

     -    amend the Partnership Agreement (except that no such amendment shall
          (x) be effective to change the obligations or rights of any partner or interest holder as to capital, allocations or distributions without such partner's or interest holder's consent (other than certain modifications which the General Partner determines are prudent to comply with federal income tax regulations), (y) in any manner allow
          Limited Partners or interest holders to take part in the control of the Partnership's business, or (z) alter certain rights, powers, duties or interests of the General Partner without the General
          Partner's consent);

     -    dissolve the Partnership;

     -    remove the General Partner and elect a replacement therefor; and

     -    approve or disapprove the sale of all or substantially all of the assets of the Partnership.

In addition, a majority in interest of the Limited Partners may, under other provisions of the Partnership Agreement, grant or deny consent to the General
Partner to designate one or more persons to be an additional general partner, and appoint a new General Partner in the event of the withdrawal of a General
Partner in violation of the Partnership Agreement.

     If one person or group were to acquire a majority of the Class A Interests and a majority of the Class B Interests, the holders of the minority of Class A
Interests and Class B Interests that remain outstanding and not held by such person or group would continue to have the same economic and other rights as before, however, they would not have the voting power to block any of the actions which could be taken by a majority in interest of the Limited Partners as described above.

     The Partnership has no prior relationship with or knowledge of the
Purchasers and, therefore, it has no basis on which to assess whether the
Purchasers would, if they do ultimately acquire a majority of the outstanding
Class A Interests and Class B Interests, exercise their voting rights in a manner which will be beneficial or harmful to the Partnership.

                                       3

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               /s/ Joseph P. Otto
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                                   (Signature)

                         Joseph P. Otto, Vice President
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                                (Name and title)

                                  June 2, 2005
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                                     (Date)

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